U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                               -------------------


                                  FORM 10-SB/A2
                               -------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934



                            SAGUARO INDUSTRIES, LTD.
                            ------------------------
                 (Name of Small Business Issuer in its charter)


              Colorado                                       84-1377873
              --------                                       ----------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                       Identification No.)

        2221 Lafayette Street
          Denver, Colorado                                     80205
          ----------------                                     -----
(Address of principal executive offices)                     (Zip code)


Issuer's telephone number: (303) 861-8168


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      none

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                ----------------
                                (Title of Class)









                             Page One of Forty Pages
                  Exhibit Index is Located at Page Thirty Nine

                                TABLE OF CONTENTS

                                                                            Page
PART I                                                                      ----

Item 1.   Description of Business  . . . . . . . . . . . . . . . . . . . . .  3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . . . . . . . . . . 14

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . . . 18


Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . . . . . . . . . . 19


Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . . . . . . . 19


Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . . . 21


Item 7.   Certain Relationships and
            Related Transactions . . . . . . . . . . . . . . . . . . . . . . 21


Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . . . 22


PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . . . . . . . . . . 23

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . 23

Item 3.   Changes in and Disagreements with Accountants. . . . . . . . . . . 23

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . . . 24

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . . . 24

PART F/S


          Financial Statements . . . . . . . . . . . . . . . . . . . . . . . 25


PART III


Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . 39


Item 2.   Description of Exhibits. . . . . . . . . . . . . . . . . . . . .  N/A

                                     PART I

Item 1. Description of Business

     Saguaro Industries, Ltd. ("we, "us, "our," or the "Company") was incorporated on July 19, 1996, as a Colorado corporation under the name Sheffield Rounds, Ltd. Our original business was to produce and sell literary publications concerning the archery industry. This purpose did not prove profitable or worth pursuing.


     In December 2000, we elected to pursue a different line of business. On December 4, 2000, we acquired our one subsidiary company, Saguaro Sky, Ltd. ("Old Saguaro") for $6,000 in cash, which included $4,151 of goodwill. Prior to this acquisition, Old Saguaro was engaged in the start up of the business described herein and there was no relationship between us and Old Saguaro at the time of the acquisition of Old Saguaro. At the time we acquired Old Saguaro, it had approximately $4,500 in assets, approximately $3,600 in liabilities and approximately $1,000 in shareholder equity. On December 18, 2000, our name was changed to Saguaro Industries, Ltd. pursuant to the affirmative vote of a majority of our shareholders. As a result, we now engage in the business of sales and marketing of southwestern art jewelry and Native American Indian arts and crafts. The sales of such products are generated through our wholly owned subsidiary, Saguaro Sky, Ltd. (our "Subsidiary"). Together with our Subsidiary, we should be considered a start-up enterprise.


     Many of the products we sell are acquired from Native American Indian artists. All art work is properly identified, cataloged and represented as to its origin. We do not have a retail gallery and do not contemplate establishing one in the foreseeable future. Our goal is to continue to provide a market for the Native American Indian artisans who cannot or are unable to encumber the expense of a retail location, but do not wish to sell their products to a wholesale business for resale. For a more detailed description of our proposed business operations, see "PART I, Item 2, Plan of Operation," below.

     Based on our current sales activities, our business has evolved into two market categories, including:

         (a) "High-end" southwestern art and crafts and authentic Indian art for sale on the Internet and at street fairs and crafts shows.
         (b) Direct sales by "Hostess Party" of manufactured sterling silver jewelry.

     We expect that our products will be sold on our Internet site, www.saguarosky.com which is currently in the final stages of development, and are currently being sold in special art exhibits, street fairs and western arts and crafts shows throughout our

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current target markets consisting of the Rocky Mountain states of Colorado,  New
Mexico, Arizona, Utah, Wyoming, Idaho, and Montana. We originally attempted to commence marketing on the Internet by signing up with various search engines. However, this proved unsuccessful, as due to monetary limitations we could not sign up with the larger search engines. The smaller search engines with whom we attempted to do business did not provide the volume of "hits" to allow us to generate sufficient sales. We now have begun to utilize various online auction sites, including E-Bay.com, to market our products. However, as of the date of this Registration Statement, no sales on any auction sites have occurred, but we expect to continue with this potential marketing tool in the future, as our costs related to the same are nominal. As of the date of this Registration Statement, our website is capable of receiving orders.


     All of our products which will be marketed on our Internet site are hand made, one of a kind products. We expect to have approximately 35 items available for sale on our website. Although our web site appears to allow for orders of more than one of each of our items, such orders are filled with similar, not identical, items. For example, an order for more than one of a particular key chain is filled with similar key chains, having different designs. Once sold, an item is removed from the website. Our website explains this matter to prospective purchasers.

     Our inventory of products changes from time to time as we acquire and sell them. As of the date of this Registration Statement, our inventory consists of kachina dolls, relic reproductions (pipes and rattles) and silver jewelry. Our inventory of items for sale, including the style, price and current listings of items, may be found on our Internet site which is updated as appropriate. To date, all of our revenues have been derived from sales from our appearance at street fairs, crafts shows and by direct sales by "Hostess Party's" of in house manufactured sterling silver jewelry.


     In February 1998, we sold and issued 50,000 shares of our no par Series A Preferred Shares for an aggregate of $5,000 ($.10 per share). Thereafter, due to our requirement for additional working capital, we renegotiated the terms of this sale pursuant to the consent of the holder of these securities, wherein the holder tendered 15,000 of the 50,000 Preferred Shares previously issued and tendered an additional $30,000 in cash, in order to establish the price per share of our Preferred Stock to be $1.00. These shares of preferred stock were sold under the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. These preferred shares provide for the holder, Cherrymore Enterprises, Ltd., to receive a cash dividend equal to 50% of our adjusted gross annual profit in the future, if any. Roger John Bennett and Martina McCarthy are officers and the directors of Cherrymore Enterprises, Ltd. Gross annual profit is determined by subtracting

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the amount of our state and federal income tax liabilities from our profits,  if any.


     In April 1998, we completed an offering of up to 4,000 Units (the "Units" or a "Unit"), each Unit consisting of 5,000 shares of our common stock, with a minimum purchase of five (5) Units, at a price of $2.50 per Unit ($0.0005 per share). The Units and the shares included therein were offered to residents of the State of Colorado and non-U.S. resident foreign nationals under the exemption to registration provided by Regulation D, Rule 504, of the Securities Act of 1933, as amended, and Section 11-51-308(1)(p) of the Colorado Securities Act. These common shares were sold by us, no underwriter was used and no sales commissions were paid. We sold and issued 1,980,000 shares of our no par common stock (396 Units) for total proceeds of $990. The offering price of the Units was determined by us with no recognized criteria of value. In determining the offering price and the amount of Units to be offered, we considered such factors as our financial condition, our limited operating history and general condition of the securities markets. The price bore no relation to our assets, book value, lack of earnings or net worth or any other traditional criterion of value.

     In December 2000, we retired 15,000 shares of our preferred stock with consent of our sole preferred shareholder. These securities were retired as a negotiated condition for our preferred shareholder purchasing additional preferred stock with different preferences, in order to provide us with additional capital to implement our business plan.

Employees

     We have one full time employee, Ms. Patricia Manning, our President. From time to time and on an as needed basis, we may employ additional persons on a part-time basis. None of our employees are members of any union, nor have we entered into any collective bargaining agreements regarding our employees. Management believes that our relationship with our employees is satisfactory. It is anticipated that, in the event we are successful in implementing our business plan described herein, that additional employees will be retained in the future to handle this anticipated growth. These areas include administration and marketing.

Competition

     Our industry is highly competitive. We have and will continue to encounter competition from numerous other firms and established institutions, many of which are larger, have longer histories of operations and have greater financial, marketing and other resources than us. We compete with manufacturers and wholesalers, including hundreds of small independent marketers, who market their

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products on a local basis.  We do not compete with the  aforesaid  manufacturers directly. Rather, we believe we are a conduit between the Native American artisans and the end purchaser. We compete with large galleries who offer similar products. Throughout our designated regional sales market, Silver Nugget and M&M Rogers, Inc., manufacturers with large retail operations, and galleries such as Katrina's, are our principal competition, each of whom is active throughout the Southwestern United States and on the Internet, as they also sell some of the products which we offer. This discussion is purposely vague, as we have not conducted any investigation into our competition and how they market their products.

     No assurances can be provided that we will be successful in our efforts to maintain market acceptance or that, even if successful, will be able to attract sufficient sales to make our operations commercially profitable.

Governmental Regulations

     We are not subject to any material or extraordinary governmental regulations, with the exception of obtaining state and municipal business licenses and permits. We believe we have obtained all necessary state and municipal retail licenses and permits.

Risk Factors

     Our business is subject to numerous risk factors, including the following:

     OUR INDEPENDENT AUDITORS HAVE EXPRESSED A GOING CONCERN OPINION. As a result of our incurring a net loss of ($4,296) from operations, as well as our accumulated deficit of $12,070 at February 28, 2001, lack of appreciable operating revenues and our minimal capital resources available to meet obligations which were normally expected to be incurred by similar companies, there is a substantial doubt about our ability to continue as a going concern and, as a result, our independent auditors have expressed their "going concern" opinion as to our ability to continue as a going concern in connection with their audits for the years ended February 29, 2000 and February 28, 2001. There can be no assurance that we will realize such sufficient sales to allow us to continue with our business. In such event, unless we were to secure alternative financing, as to which there can be no assurance, we may have to cease operations.

     Additionally, during the three month period ended May 31, 2001, we incurred a net loss of ($6,599) from operations, as well as an accumulated deficit of ($18,669) on an unaudited basis.

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     OUR OPERATIONS ARE SPECULATIVE.  WE HAVE NOT CONDUCTED ANY MARKET RESEARCH,
NOR DO WE HAVE A MARKETING ORGANIZATION. The success of the our plan of operation will depend to a great extent on the acceptance of our business premise by the general public. We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the business plan contemplated by us. Moreover, we do not have a marketing organization. Even in the event demand is identified for our products, there is no assurance we will be successful in generating profitable operations.

     WE ARE A DEVELOPMENT STAGE COMPANY, HAVE A LIMITED OPERATING HISTORY, WE ANTICIPATE CONTINUED LOSSES IN THE NEAR FUTURE AND FUTURE RESULTS ARE UNCERTAIN. We have only a limited operating history upon which an evaluation of our Company and our prospects can be based. Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which we have begun to operate and whether there will be acceptance of our business model. We will be incurring costs to continue to develop and enhance our website, to establish marketing and distribution relationships, and acquire additional hardware and software and to enhance our existing administrative organization. To the extent that such expenses are not subsequently followed by commensurate revenues, our business, results of operations and financial condition will be materially adversely affected. There can be no assurance that we will be able to generate sufficient revenues from the sales through our business to achieve or maintain profitability on a quarterly or an annual basis in the future. We expect negative cash flow from operations to continue, at least for the foreseeable future, as we continue to develop and market our business. If cash generated by operations is insufficient to satisfy our liquidity requirements, we may be required to sell debt or additional equity securities. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. Further, there can be no assurances that we will successfully be able to sell our securities in order to obtain additional capital.


     THE HOLDER OF OUR OUTSTANDING PREFERRED SHARES IS ENTITLED TO RECEIVE DIVIDENDS EQUAL TO 50% OF OUR ADJUSTED GROSS ANNUAL PROFIT. To date, we have not generated profits from our operations and there can be no assurances that we will do so in the future. However, in the event we do generate profits from operations, we are obligated to tender 50% of these profits to the holder of our preferred stock. Gross annual profit is determined by subtracting the amount of our state and federal income tax liabilities from our profits, if any. All dividends to our preferred stock holder must be tendered in cash, check or certified funds, unless we agree otherwise with our preferred stock holder. This will have a negative impact on our results of operations and, in the event our common stock ever begins to trade (of which there can be no assurance), this

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obligation may also have a negative impact on our per share valuation.

     OUR BUSINESS PLAN IS DEPENDENT IN PART ON THE INTERNET AND THERE IS UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE. Use of the Internet by consumers is at an early stage of development and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. Our future success will depend, in part, on our ability to increase significantly revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased governmental regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to support effectively the growth that may occur, our business, results of operations and financial condition could be materially adversely affected.

     Our future success will be significantly dependent upon our ability to sell our products and to attract users and advertisers to our website. There can be no assurance that we will be attractive to a sufficient number of users to generate significant revenues. There can also be no assurance that we will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to continually attract a sufficient number of users to our web sites. If we are unable to develop Internet content that allows us to attract, retain and expand a loyal user base, our business, results of operations and financial condition will be materially adversely affected.


     OUR INTERNET SUCCESS WILL DEPEND UPON OUR ABILITY TO ADAPT TO CHANGING TECHNOLOGIES, AMONG OTHER THINGS. The delivery of our products on-line will be, like the Internet, characterized by rapidly changing technology, evolving industry standards, changes in customer requirements and frequent new product introductions. Our future Internet success will depend, in part, on our ability to use effectively leading technologies and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that we will establish a successful Internet presence and if so, that we will respond to changing technological conditions.


     WE ARE SUBJECT TO SIGNIFICANT COMPETITION. Our industry of selling Native American Indian arts and crafts is highly competitive. We

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have and will continue to encounter  competition  from numerous other firms, and established institutions, many of which are larger, have longer histories of operations and have greater financial, marketing and other resources than us. We
compete  with  other  wholesalers,   including  hundreds  of  small  independent
marketers, who market their products on a local basis. Further, we compete with large galleries who offer similar products. No assurances can be provided that we will be successful in our efforts to obtain market acceptance or that, even if successful, will be able to attract sufficient sales to make our operations commercially profitable.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than we can. There can be no assurance that we will be able to compete successfully against current or future competitors.

     Competition in the sales of Native American arts and crafts is constantly at flux and changes occur regularly due to new artisans continually entering the market with their respective products. Additionally, public demand for certain products changes from season to season. There can be no assurances that we will have products available which the end consumer desires to purchase.

     OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside our control, including: changing customer demand; general economic conditions; price variation due to the cost of silver, gold or gem stones; and general saturation in the market. Additionally, if we are able to establish an Internet presence, of which there can be no assurance, our results of operations may also be affected by the level of use of the Internet; Internet advertising; seasonal trends in Internet use; the level of traffic on our Internet site; the introduction of new sites and services by our competitors; technical difficulties or system downtime; and economic conditions specific to the Internet and Internet media.

     WE ARE DEPENDENT ON KEY PERSONNEL. Our performance is substantially dependent on the services of Patricia Manning, our President. Our success also depends on our ability to attract and retain additional qualified employees. Competition for qualified personnel is intense. There can be no assurance that we will be able to attract and retain key personnel. The loss of Ms. Manning or more key employees could have a material adverse affect on our future operations.

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     We  believe  our  future  success  will also  depend in large part upon our ability to attract and retain highly skilled management, technical engineers, sales and marketing, finance and technical personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly technical engineers and sales personnel, could have a material adverse affect on our business, results of operations and financial condition.

     WE WILL BE DEPENDENT ON THIRD PARTIES FOR OUR PROPOSED INTERNET OPERATIONS AND PRODUCT DELIVERIES. Our ability to advertise on other Internet sites and the willingness of the owners of such sites to direct users to our Internet sites through hypertext links are critical to the success of our proposed Internet operations. As of the date of this Registration Statement, we have no agreements with any other party which allows us to advertise on their website and no such agreements are currently in negotiation. While we are continuing to register on search engines whenever the opportunity and financial conditions merit, we do not expect to be able to afford to advertise on third party websites unless and until our financial condition and results of operations increases substantially. Failure to advertise on third party websites will have a negative impact on our ability to generate additional revenues and corresponding profitability.

     We also expect to rely on the cooperation of owners of Internet search services and on our relationships with third party vendors of Internet development tools and technologies in the future, if and when our Internet marketing commences. There can be no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms, or at all. If we are unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if our competitors are better able to leverage such relationships, our business, results of operations and financial condition will be materially adversely affected.

     We currently rely upon Bigstep.com to host our Internet site. Initially, Bigstep did not require a hosting fee for this service. However, we are now charged a monthly fee of $24.95 for this service, which we have retained on a month to month basis. If this fee increases significantly in the future, or we do not begin to generate revenues from our Internet site, we will be forced to review this aspect of our marketing plan, which could have a significant negative impact on our future business.

     We originally intended to contract with various search engines in order to advertise our products and establish our Internet presence. However, the costs associated with this endeavor have

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proven to be to excessive for our limited capital availability. As such, we have revised our business plan to attempt to market our products on various Internet auction sites. To date, we have not obtained any sales from these auction sites and while no assurances can be provided, we hope to generate the same in the future.

     We are also dependent on third parties for product deliveries, including the US Postal Service Priority mailing services, among others. Any pattern of repeated failures by a third party fulfillment company to make timely and correct deliveries would discourage existing customers from placing additional orders with us and could discourage prospective customers from initially ordering from us. Management believes that there are two ways to alleviate such a problem: (1) by turning to alternative third party fulfillment companies for a specific product, or (2) by stocking our own inventory of popular products. However, this action would increase our costs and also expose us to the risk of stocking the "wrong" inventory to meet customer demands, so management will turn instead to the first alternative.

     WE MAY NEED ADDITIONAL CAPITAL WITH WHICH TO IMPLEMENT OUR BUSINESS PLAN AND THERE IS NO AGREEMENT WITH ANY THIRD PARTY TO PROVIDE SUCH CAPITAL IF NEEDED. Based on current levels of operations and planned growth, we anticipate that we will not require infusion of additional capital to accomplish our business objectives described herein. However, if we require additional funding or determine it appropriate to raise additional funding during such period, there is no assurance that adequate funds, whether through additional equity financing, debt financing or other sources, will be available when needed or on terms acceptable to us. Further, any such funding may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources when needed would have a material adverse affect on our business, results of operations and financial condition.

     THE INTERNET MAY BECOME SUBJECT TO SIGNIFICANT GOVERNMENT REGULATIONS IN THE FUTURE WHICH COULD NEGATIVELY IMPACT OUR PROPOSED BUSINESS. Due to the increasing popularity and use of the Internet and other on-line services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other on-line services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our products or increase the cost of doing business or in some other manner have a material adverse affect on our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. There can be no assurance, however, that a state will attempt to impose these regulations upon us in the future or that such imposition will not have a material adverse affect on our business, results of operations and financial condition.

     Several states have also proposed legislation that would limit the uses of personal user information gathered on-line or require on-line services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one on-line service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could create uncertainty in the marketplace that could reduce the demand for our products or increase our costs of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse affect on our business, results of operations and financial condition.


     WE ARE QUALIFIED TO DO BUSINESS ONLY IN COLORADO. We have obtained what we believe to be all of the necessary sales tax licenses in those municipalities where we are required to do so, as well as the State of Colorado, including Denver and Lakewood Sales Tax Licenses and a Colorado State Sales Tax License. All merchandise for sale in other states is shipped from Colorado. However, because our products are accessible worldwide, and we may facilitate sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. If and when we begin to market our products and accept orders from other jurisdictions other than nominal orders, we intend to register to do business as a foreign corporation in such jurisdictions and adhere to all applicable rules and regulations relating to the same. Failure by us to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse affect on our business, results of operations and financial condition.


     WE MAY BECOME LIABLE FOR SALES AND OTHER TAXES IN THE FUTURE. We do not currently collect sales or other similar taxes in respect of the delivery of our products into states other than Colorado where we collect sales taxes for sales of tangible products. New state tax regulations may subject us to the assessment of sales and income taxes in additional states. Although the Internet Tax

Freedom Act, which was adopted in October 1999, precludes for a period through October 21, 2001 (unless otherwise extended by Congress), the imposition of state and local taxes that discriminate against or single out the Internet, it does not impact currently existing taxes. Generally, many states are currently looking at recovering sales tax revenues from Internet sales. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet retailing and are currently considering an agreement with certain of these companies regarding the assessment and collection of sales taxes. We are not a party to any such discussions and cannot state with any specificity the terms of these agreements, or whether we will become bound to the terms of any such agreement(s) in the future. As a matter of Company policy, we intend to comply with all governmental regulations which are adopted in the future, including but not limited to, any and all state and federal tax obligations.


     OUR FUTURE SUCCESS DEPENDS UPON OUR ABILITY TO ADDRESS POTENTIAL MARKET OPPORTUNITIES WHILE MANAGING EXPENSES TO MATCH OUR ABILITY TO FINANCE OPERATIONS. Because of our limited capital resources, our need to manage our expenses will place a significant strain on our management and operational resources. If we are unable to manage expenses effectively, our business, results of operations and financial condition will be adversely affected.


     THERE IS NO TRADING MARKET FOR OUR SECURITIES. As of the date of this Registration Statement, there is no public market for our securities. Our management anticipates that we may arrange for a market maker to file an application to list our common stock for trading on the OTC Bulletin Board, or some other national stock exchange, once we qualify pursuant to the established listing standards. However, there can be no assurance that a market maker will agree to file an application to list our common stock for trading, or that our common stock will be approved for listing on the OTC Bulletin Board or any other national stock exchange, nor can there be any assurance that any market will develop for our securities in the future or, if developed, that it will continue. In the absence of a public trading market, our current shareholders will have difficulty liquidating their respective holdings in our Company.


     IF A MARKET FOR OUR COMMON STOCK DOES DEVELOP, OUR SECURITIES WILL BE SUBJECT TO THE RULES ON PENNY STOCKS AND THIS WILL RESULT IN THE MARKET LIQUIDITY FOR OUR SECURITIES BEING SEVERELY ADVERSELY AFFECTED. The Securities and Exchange Commission has adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. If our common stock is approved for trading in the future, of which there can be no assurance, the classification of our common stock as a "penny stock" may have a depressive impact on our trading price.

     INVESTORS SHOULD NOT EXPECT TO RECEIVE A DIVIDEND IN THE FUTURE. No dividend has been paid on any of our securities since inception and none is contemplated at any time in the foreseeable future.

Item 2.  Plan of Operation

     Our plan of operation during the next twelve months is to acquire and market the following merchandise:

1. Kachina Dolls and other carvings by Native American Indian carvers of the Hopi Indian Tribe;
2.       Silver jewelry;
3.       Beaded items with southwestern styling;
4.       Southwestern U.S. style pottery and glass items; and
5.       Unique crafts designed and manufactured in the southwestern
         United States.

     Our products are currently being sold in special art exhibits, street fairs and western arts and crafts shows throughout our current target markets consisting of the Rocky Mountain states of Colorado, New Mexico, Arizona, Utah, Wyoming, Idaho and Montana. We expect that we will also sell our products on our Internet site, www.saguarosky.com; however, as of the date of this Registration

Statement, we have not engaged in any sales of our products on our website.

     Our products are generally hand made. Our inventory of products changes from time to time as we acquire and sell them. Our inventory of items for sale, including the style, price and current listings of consigned items, may be found on our Internet site which is updated as appropriate following sales. Our initial intention was to acquire most of the products we sell on consignment from the artisans. However, based upon the response to our initial consignment concept from artists, we no longer attempt to acquire our products on a consignment basis, but purchase the relevant products for cash.

     We have made application to join the Indian Arts and Crafts Association ("IACA") and abide by their code of ethics. The IACA is an elite, not-for-profit organization with approximately 700 members worldwide and which was established in 1974 to support the ethical promotion and protection of authentic Native American art and culture. IACA works to stop fraud and abuse within the market for Indian art through education, publicity, authentication and use of its logo to indicate certified ethical businesses. IACA sponsors the largest wholesale trade shows of handmade Indian art in the world twice annually. Members include Native American artists, wholesale and retail dealers, museums, collectors and others who support the goals of the organization and has members in the United States, Canada, Germany, Japan, Italy and Australia.

     We have been in contact with the IACA concerning our application and were listed in the June/July 2001 IACA newsletter for current member comments, but as of the date of this Registration Statement we cannot definitively state when, or if, our application will be accepted. Current members had 30 days to provide written comments following dissemination of the aforesaid newsletter and we hope to receive confirmation of our membership on or about October 2001. If we are accepted, we intend to advertise our products on the IACA website as part of our marketing program, provided that the cost of the same is within our budget constraints.


     As of the date of this Registration Statement, we believe we can continue to implement our business plan without the need to raise any additional cash. While no assurances can be provided, we believe that we have sufficient capital to satisfy our capital requirements for the next 12 months. This is due to our limited overhead requirements. However, if we believe that an opportunity becomes available to expand our operations, we will attempt to raise either additional debt or equity capital. We do not have any commitments from any investment banking or venture capital firms to provide us with additional capital and we are not engaged in any discussions with such firms to do so in the future. There can be no assurances that any additional capital, either debt or equity, will become available to us in the foreseeable future.

     Based on our current sales activities, we see our business evolving into two market categories, including:

         (a) High-end southwestern art and crafts and authentic Indian art for sale on the Internet.
         (b) Direct sales by "Hostess Party" of manufactured sterling silver jewelry.

High end market

     We classify the high end market of our business to be those items sold for $100 or more. One of the problems associated with the advancement of this aspect of the business is the development of relationships with new artists and the acquisition of their products. Because we are dealing with individual artists who do not always have an established commercial outlet, it takes time to develop a relationship of trust with them. Our standards are extremely high and the work we choose to showcase will reflect those standards. The Indian Arts and Crafts Association hosts two shows annually and, while no assurances can be provided, our attending these shows should provide an opportunity to meet with the artists that are members and develop contacts for additional purchases.
However, we do not know how many artists attend these functions, nor are we privy to whether those attending artists have any existing relationship with any of our competitors. We will also continue to develop existing contacts in the Native American Indian community by going directly to the artists on their respective reservation. We have recently been invited to visit the Hopi reservation in Arizona to continue this effort.

     Of great interest to collectors of Native American Indian art are items known as "old pawn." Old pawn describes items that have been used as collateral for loans. These items are usually pawned at trading posts near or on the reservation. While we have not acquired any "old pawn" items as of the date of this Registration Statement, we may do so in the future. We recognize that great care must be taken in the purchase of these items, as authenticity is the prime concern, i.e. artist, materials and date of creation. If we do located these items in the future, the item will be examined by a third party Navajo silversmith prior to acquisition in order to confirm authenticity. Due to customer interest in old pawn we continue to search for and acquire these items.

     At the present time our sales are primarily in the targeted states. Based upon information which we have obtained from other vendors and artists, as well as a review of the current membership in the IACA, we believe that many purchasers and collectors in Germany and Japan have an unusually high interest in the art of the southwestern United States, and in particular the Native American

Indian art. Our recent offering on EBay attracted over 200 "hits" and 17 actual bids. We are in the process of revising our website to directly target this market in Japan and Germany. We do not believe that there is any specific requirement to do business internationally and sell our items in these jurisdictions.


     In order to reach an international market, we have concentrated much of our effort on the creation and maintenance of our website, www.saguarosky.com. We have contracted with Bigstep.com to host our site, which includes an extensive catalogue of our merchandise. In order to be successful on the Internet, customers must be able to purchase directly from our site. Towards that end, we have arranged with CardService International to enable credit card purchases. This arrangement requires us to pay $24.95 per month. Additionally, we pay them 2.53% on each transaction, plus $.20, plus $.15 per batch, limited to one batch per day. In order to allow for potential customers to find us, in April 2001 for a one time flat fee of $99 we retained NetMechanic in order for them to institute an Internet search engine registration program which alleged to notify 100 search providers of our keywords and pertinent information. This has turned out to be a slow and unsatisfactory process, as some providers take up to six weeks to update their databases and others, who were represented to contain our company name in response to various keywords, failed to include our company as represented. We therefore intend to emphasize auction sites in the future and do not intend to apply for any search engine registration programs in the foreseeable future.


     Our agreement with Bigstep.com provides for them to provide hosting of our website, including 12 megabytes of disk space, web page templates, communication tools and statistical reports. Bigstep has the right to terminate the agreement at any time, without notice, if we breach the terms, or if they determine, in their sole and exclusive judgment, that termination is necessary for security purposes. They may, upon 30 days notice, modify or discontinue any or all aspects of their service. Should we wish to terminate, we are required to provide them with 5 days notice prior to the next billing period.

     Our agreement with CardService International allows us to sell our products on the Internet and collect the purchase price paid per item purchased on our Internet site. To date, we have not made any sales from our site. The agreement, which is for a six month term, may be terminated earlier by us for a fee of $300. We do incur any monthly minimum charge, other than $24.95 per month for a customer support fee. Any transactions processed by CardService International will bear discount fees for credit card sales to be determined in the future once we commence Internet sales activity.

     As of the date of this Registration Statement, we have not determined any further details of our advertising campaign over the next twelve months. Such programs in the future, if any, will be dependent upon cost and any available capital which we may have, which is not expected to be significant.

Hostess Party Plan


     In seeking additional venues for the sale of our products, we have determined that the method commonly known as the "Tupperware Method" works very well for the sale of manufactured sterling silver jewelry. In this method, an individual (hostess) invites friends and neighbors to their home for the occasion. One of our distributors brings a variety of jewelry for direct sale. In return for hosting the party, the hostess receives 10% of the gross sales generated at the respective gathering, which is provided in product only, based upon retail cost. We retain 100% of the cash proceeds from these sales. Historically, these gatherings consist of between 10 and 20 people. As of the date of this Registration Statement, we have generated approximately 50% of our revenues from these events.


     As this portion of our business grows, we plan to create a category of "hostesses" who will have a direct relationship with us. These hostesses will organize and conduct the parties in their local geographical area. To date we have made contact with persons in Kansas, South Dakota, Virginia and Maryland who have indicated an interest in becoming hostesses. These people are friends or relatives of management and our efforts to recruit additional hostess is expected to come from referrals, as well as networking with attendees of prior parties. There is no written agreement between us and these hostesses at the date of this Registration Statement and none are expected in the future. We expect that the terms of these relationships will be consistent with those described in the paragraph above.

Item 3.  Description of Property

     We operate from our offices at 2221 Lafayette Street, Denver, Colorado 80205. This space is provided to us on a rent free basis by Ms. Manning, an officer and director of our Company, and it is anticipated that this arrangement will remain until such time as the Company expands, of which there is no assurance. This space consists of approximately 500 square feet of executive office space. Our management expects that we will require additional space if and when our operations expand as described herein, of which there can be no assurance. In this regard, we have not undertaken any efforts to identify any additional or new office space.

     We have no other properties and have no agreements to acquire any other properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The table below lists the beneficial ownership of our Company's voting securities by each person known by us to be the beneficial owner of more than 5% of our common stock, as well as our securities beneficially owned by all of our directors and officers. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and            Amount and
                   Address of           Nature of
Title              Beneficial           Beneficial     Percent of
of Class              Owner               Owner           Class
--------    -------------------------   ----------     ----------

Common      Patricia L. Manning(1)         45,000          2.1%
            2221 Lafayette Street
            Denver, Colorado 80205

Common      Gary G. Clark(1)               59,700          2.7%
            1530 S. Eudora St.
            Denver, CO 80222

Common      All Officers and Directors    104,700          4.8%
            as a Group (2 persons)

----------------------
     (1) Officer and director of our Company.

     The balance of our outstanding common shares are held by 37 persons.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and officers of our Company are as follows:

        Name             Age                  Position
--------------------     ---       ------------------------------

Patricia L. Manning      50        President and a director
Gary G. Clark            60        Secretary and a director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Our Officers serve at the will of our Board of Directors. There is no family relationship between any of our executive officers and directors.

Resumes

     Patricia L. Manning has served as our President and a director of our Company since December 2000. She is also the president of our Subsidiary, Saguaro Sky, Ltd., a position she has held since the inception of our Subsidiary in May 2000. Since May 2000, she has conducted a personal, proprietary business of designing and making beaded shoes and bags and other items, which we sell as part of our inventory. Since 1985, she has been employed by Education Centers of Colorado, Inc., a privately held computer school in Denver, Colorado, where, since 1987, she has been the Executive Director. From 1980 to 1985 she was a Classroom Educator for Adams County Junior High School in Adams County, Colorado. In this capacity she was engaged in curriculum development for Adams County District Gifted and Talented, History and Geography, District development of Social Studies curriculum, and development and implementation of the Native American studies program. From 1979 to 1980 she was the Assistant Director at Beacon Country Day School, a private grammar school in Denver, Colorado. From 1976 to 1979 she was the Director and Head Teacher at Sebastian High School, a private high school. From 1974 to 1975 she was a classroom educator at Colorado Springs Community School teaching Social Studies and Spanish. From 1974 to 1976 she was one of the founding partners of TP Turquoise, Colorado Springs, a privately held native art dealer. From 1973 to 1999, Ms. Manning represented several Native American artists as an independent art broker. Ms. Manning received a B.A. Degree from South Dakota State University in History, Speech, and Education in 1973. In 1985, Ms. Manning engaged in graduate studies at the University of Colorado and University of Northern Colorado. She devotes approximately 90% of her time to our business.

     Gary G. Clark has held his positions with our Company since December 2000. He has also been a business executive, mortgage loan officer and retail sales person. Since April 1999, he has been employed as Senior Sales Associate by Circuit City Stores. His business experience includes management of retail and wholesale companies, personnel training, customer service, inventory control, real estate sales and investment opportunities. From August 1996 to April 1999, Mr. Clark served as a director and president of Applied Capital Funding, Inc, a mortgage brokerage in Denver, Colorado. From 1992 to November 1994, he was a mortgage banker with Hilliscot Group, Inc., Denver, Colorado. From 1990 to 1993, he was Sales Manager for Mobile Telecommunications, Inc. From 1982 to 1990, he was Sales Manager for InterLink Communications of Colorado. From 1977 to 1982, he was Regional Sales Manager for Westinghouse Corporation in the Rocky Mountain region. From 1967 to 1977, he was the President and General Manager for Bragdon Appliance Company, a Denver based retailer. His education includes a degree in Business Administration from the University of Colorado with advanced studies at Notre Dame University, Westinghouse Learning Foundation, and Jones Real Estate College. He devotes only such time as necessary to our business, which is expected to be approximately 25% of his business time.

Item 6.  Executive Compensation

                           SUMMARY COMPENSATION TABLE

                                             Long Term Compensation
                                          ----------------------------

                   Annual Compensation          Awards         Payouts
                  ---------------------   -------------------- -------

                                                    Securities
                                 Other                 Under-            All
Name                             Annual   Restricted   lying            Other
and                              Compen-     Stock    Options/  LTIP   Compen-
Principal         Salary  Bonus  sation     Award(s)    SARs   Payouts sation
Position    Year   ($)     ($)    ($)        ($)        (#)      ($)     ($)
----------  ----  ------  -----  ------    --------   -------  ------- ------

Gerald A.
Mulhall,    2000  $    0  $   0  $    0    $      0   $     0  $     0 $    0
President   1999  $    0  $   0  $    0    $      0   $     0  $     0 $    0

     Our current President, Patricia L. Manning, assumed her position with us in December 2000. Commencing February 1, 2001, Ms. Manning began receiving a salary of $500 per month. In addition to her salary, Ms. Manning is authorized to receive a commission of 10% of the gross sales of our Subsidiary, Saguaro Sky, Ltd. However, as of the date of this Registration Statement, no commissions have been or will be paid in order to increase the amount of working capital available to us. No commissions are being accrued. Depending upon our financial condition, she may receive commissions in the future.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

Item 7.  Certain Relationships and Related Transactions

     We currently operate from our offices at 2221 Lafayette Street, Denver, Colorado 80205. This space is provided to us by Patricia Manning, one of our officers and directors. We are not obligated to pay a monthly rental charge to Ms. Manning. It is anticipated that this arrangement will remain for the foreseeable future. We accrued a monthly rental charge of $100 for rent from March 1998 through February 1999.

     There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8.  Description of Securities

     We are authorized to issue 50,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. We currently have 2,180,000 common shares issued and outstanding and 50,000 shares of our preferred stock issued and outstanding. All stock of our Company, whether common or preferred, shall be issued only upon the receipt of the full consideration fixed for the issuance of such stock. Such stock once issued, shall be fully paid and nonassessable.

     Common Stock. All shares of our common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect our entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of our liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of our common stock issued and outstanding are fully-paid and nonassessable. Holders of our common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by our Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of preferred stock may be issued from time to time in one or more series as may be determined by our Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by our Board of Directors, except that no holder of preferred stock shall have preemptive rights.

     We currently have 35,000 shares of our Series A Preferred Stock outstanding. The shares of preferred stock are non-voting shares. The holders of record of the preferred stock are entitled to cash dividends in the amount of fifty percent (50%) of the adjusted gross annual profit to be paid at the direction of our Board of Directors out of funds legally available to be paid. Adjusted gross annual profit is determined in accordance with generally accepted accounting principles. As of the date of this Registration Statement, no dividends have been paid on our outstanding preferred stock. Dividends payable on the preferred stock must be paid or set apart for payment before any dividends may be declared and paid on the common stock with respect to the same time period. We do not accrue unpaid dividends.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of our Company, the holders of record of the outstanding preferred stock shall be entitled to fifteen percent (15%) of our assets as reflected on the most recent balance sheet. After payment to the holders of the preferred stock of the amount payable to them as above set forth, the remaining assets of our Company shall be payable to, and distributed ratably among, the holders of record of the common stock. Our Board of Directors does not plan to issue any additional shares of preferred stock in the foreseeable future, unless the issuance thereof shall be in our best interests.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     (a) Market Information. There is presently no trading market for our outstanding securities. In this regard, we expect to have filed by a licensed market maker an application to trade our common stock on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. upon the effectiveness of this Registration Statement. While our management is optimistic that our application will be approved in the future, there can be no assurances that said application will be so approved.

     (b) Holders. There are thirty nine (39) holders of our common stock and one
(1) holder of our Series A Preferred Stock.

     (c) Dividends. We have not paid any dividends on our common or preferred stock. We do not foresee that we will have the ability to pay a dividend on either our common or preferred stock in the fiscal year ended February 28, 2002, unless our business increases substantially, of which there can be no assurance and management elects to do so, of which there can be no assurance. We do not accrue any unpaid dividends.

Item 2.  Legal Proceedings

     There are no material legal proceedings which are pending or have been threatened against us of which management is aware.

Item 3.  Change in and Disagreements with Accountants

     In December 2000, we retained the accounting firm of Spicer, Jeffries & Co. as our independent auditors, who have audited our financial statements for the fiscal year ended February 28, 2001. Previously the firm of Kish, Leake & Associates, P.C., who have audited our financial statement for the fiscal year ended February 28, 2000, had been our auditors.

     There were no disagreements within the last two fiscal years and subsequent periods with Kish, Leake & Associates, P.C., on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of Kish, Leake & Associates, P.C., would have caused that firm to make reference in connection with its reports to the subject matter of the disagreement(s) or any reportable events.

Item 4.  Recent Sales of Unregistered Securities

     We have not issued any shares of either our common or preferred stock during the three year period prior to the date of this Registration Statement.

     At the date of this Registration Statement, 2,180,000 shares of no par common stock and 35,000 shares of no par preferred stock are issued and outstanding.

Item 5.  Indemnification of Directors and Officers

     The  Company's  Articles of  Incorporation  incorporate  the  provisions of
Article 109 of the Colorado Business Corporation Act providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Colorado law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

     Our audited financial statements for our fiscal year ended February 28, 2001, and our unaudited financial statements for the three month period ended May 31, 2001, appear on the pages following.

                                       SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                                       ---------------------------------------
                                          (formerly Sheffield Rounds, Ltd.)
                                         (A Company in the Development Stage)

                                                 FINANCIAL STATEMENTS
                                                 --------------------

                                              FOR THE THREE MONTHS ENDED
                                            MAY 31, 2001, THE YEARS ENDED
                                       FERUARY 28, 2001 AND FEBRUARY 29, 2000
                                                 AND THE PERIOD FROM
                                               INCEPTION (JULY 19, 1996)
                                                 THROUGH MAY 31, 2001

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                     (A Company in the Developmental Stage)

                                TABLE OF CONTENTS



                                                                            Page
                                                                            ----

Independent Auditors' Reports                                                3-4

Balance Sheets                                                                 5

Statements of Operations                                                       6

Statements of Changes in Shareholders' Equity                                  7

Statements of Cash Flows                                                       8

Notes to Financial Statements                                               9-13

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
Saguaro Industries, Ltd. (formerly Sheffield Rounds, Ltd.)
(A Company in the Development Stage)

We have audited the accompanying balance sheet of Saguaro Industries, Ltd. and Subsidiary (formerly Sheffield Rounds, Ltd.) (a Company in the Development
Stage) as of February 28, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended February 28, 2001 and February 29, 2000, and the 2000 and 2001 amounts included in the cumulative amounts from July 19, 1996 (inception) to May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saguaro Industries, Ltd. and Subsidiary (formerly Sheffield Rounds, Ltd.) (a Company in the Development Stage) as of February 28, 2001, and the results of its operations and its cash flows for the years ended February 28, 2001 and February 29, 2000, and the 2000 and 2001 amounts included in the cumulative amounts from July 19, 1996 (inception) to May 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered losses from operations and has accumulated a deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            SPICER, JEFFRIES & CO.

Denver, Colorado
May 9, 2001


                                       -3-

                          INDEPENDENT AUDITORS' REPORT




We have audited the accompanying balance sheet of Saguaro Industries, Ltd. (formerly Sheffield Rounds, Ltd.) (a Developmental Stage Company), at February 28, 1999 (not separately included herein), and the related statement of operations, shareholders' equity, and cash flows for the fiscal years ended February 28, 1999 and 1998 and the amounts for the period from July 19, 1996 (inception) through February 28, 1999 included in the cumulative amounts. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Saguaro Industries, Ltd. (formerly Sheffield Rounds, Ltd.) at February 28, 1999 and the results of its operations and its cash flows for the fiscal years ended February 28, 1999 and 1998 and the amounts for the period from July 19, 1996 (inception) through February 28, 1999 included in the cumulative amounts, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company is in the development stage and has no significant operations. The lack of sufficient working capital to operate raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in the Notes. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
April 22, 1999

                                       -4-

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                           CONSOLIDATED BALANCE SHEETS


                                                         May 31,   February 28,
                   ASSETS                                 2001         2001
                   ------                              ----------  ------------

CURRENT ASSETS:
  Cash                                                 $   15,703  $     21,992
  Inventory at lower of cost or market                      1,590         1,176
  Web Site                                                    800             -
                                                       ----------  ------------
           Total current assets                            18,093        23,168

GOODWILL - net of accumulated amortization of $1,038        3,114         3,632
                                                       ----------  ------------
           Total assets                                $   21,207  $     26,800
                                                       ==========  ============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
  Accounts payable                                     $    2,870  $      1,819
  Due to related party                                        800           800
  Other accrued liabilities                                   116           161
                                                       ----------  ------------
           Total current liabilities                        3,786         2,780
                                                       ----------  ------------
SHAREHOLDERS' EQUITY (Note 2):
  Preferred stock, no par value, 5,000,000 shares
    authorized; 35,000 and 50,000 shares issued
    and outstanding, respectively                      $    5,000  $      5,000
  Common stock, no par value, 50,000,000 shares
    authorized; 2,180,000 shares issued and outstanding     1,090         1,090
  Additional paid-in capital                               30,000        30,000
  Deficit accumulated during the development stage        (18,669)      (12,070)
                                                       ----------  ------------
           Total shareholders' equity                      17,421        24,020
                                                       ----------  ------------
           Total liabilities and shareholders' equity  $   21,207  $     26,800
                                                       ==========  ============


The accompanying notes are an integral part of these statements.

                                       -5-



                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                            Period From
                                                                             Inception
                                  Three Months  Year Ended    Year Ended   July 19, 1996
                                     Ended      February 28,  February 29,    Through
                                  May 31, 2001      2001          2000      May 31, 2001
                                  ------------  ------------  ------------  ------------
                                  (Unaudited)                                (Unaudited)
SALES REVENUE                     $      2,542  $        252  $          -  $      2,794

COST OF GOODS                            1,110           221             -         1,331
                                  ------------  ------------  ------------  ------------
         Gross Profit                    1,432            31             -         1,463
                                  ------------  ------------  ------------  ------------

OPERATING EXPENSES:
    Professional fees                    4,294           420         1,750         9,214
    General and administrative           3,218         2,045            74         5,567
    Stock transfer                           -         1,340         1,770         3,110
    Occupancy (Note 3)                       -             -             -         1,200
    Amortization of goodwill               519           519             -         1,038
                                  ------------  ------------  ------------  ------------
         Total operating expenses        8,031         4,324         3,594        20,129
                                  ------------  ------------  ------------  ------------
OPERATING LOSS                          (6,599)       (4,293)       (3,594)      (18,666)

OTHER EXPENSE - interest                     -             3             -             3
                                  ------------  ------------  ------------  ------------
NET LOSS                          $     (6,599) $     (4,296) $     (3,594) $    (18,669)
                                  ============  ============  ============  ============

BASIC AND FULLY
DILUTED NET LOSS PER
COMMON SHARE (Note 1)             $          *  $          *  $          *
                                  ============  ============  ============

WEIGHTED-AVERAGE
NUMBER OF COMMON
SHARES OUTSTANDING                   2,180,000     2,180,000     2,180,000
                                  ============  ============  ============




* less than $.01 per share


The accompanying notes are an integral part of these statements.

                                       -6-


                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 JULY 19, 1996 (INCEPTION) THROUGH MAY 31, 2001
                                                                                  Deficit
                                                                                Accumulated
                                                                    Additional  During the
                               Preferred Stock     Common Stock       Paid-in   Development
                                Shares   Amount    Shares   Amount    Capital      Stage      Total
                               --------  ------  ---------  ------  ----------  -----------  -------
BALANCES, July 19, 1996
 and February 28, 1997                -  $    -          -  $    -  $        -  $         -  $     -
  Common shares sold in
  a private offering,
   February 3, 1998                   -       -    200,000     100           -            -      100
  Sale of preferred shares,
   February 5, 1998              50,000   5,000          -       -           -            -    5,000

   Net loss                           -       -          -       -           -         (175)    (175)
                               --------  ------  ---------  ------  ----------  -----------  -------
BALANCES, February 28, 1998      50,000   5,000    200,000     100           -         (175)   4,925
 Common shares sold in a
 private offering,
  April, 1998                         -       -  1,980,000     990           -            -      990

  Net loss                            -       -          -       -           -       (4,005)  (4,005)
                               --------  ------  ---------  ------  ----------  -----------  -------
BALANCES, February 28, 1999      50,000   5,000  2,180,000   1,090           -       (4,180)   1,910

  Net loss                            -       -          -       -           -       (3,594)  (3,594)
                               --------  ------  ---------  ------  ----------  -----------  -------
BALANCES, February 29, 2000      50,000   5,000  2,180,000   1,090           -       (7,774)  (1,684)
 Return of 15,000 preferred
 shares and contribution of
 $30,000 by preferred
 shareholder, December 11,
 2000                           (15,000)      -          -       -      30,000            -   30,000

Net loss                              -       -          -       -           -       (4,296)  (4,296)
                               --------  ------  ---------  ------  ----------  -----------  -------
BALANCES, February 28, 2001      35,000   5,000  2,180,000   1,090      30,000      (12,070)  24,020

Net loss                              -       -          -       -           -       (6,599)  (6,599)
                               --------  ------  ---------  ------  ----------  -----------  -------
BALANCES, May 31, 2001
 (Unaudited)                     35,000  $5,000  2,180,000  $1,090      30,000  $   (18,669) $17,421
                               ========  ======  =========  ======  ==========  ===========  =======



The accompanying notes are an integral part of these statements.

                                       -7-


                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Period From
                                                                                              Inception
                                                  Three Months  Year Ended    Year Ended    (July 19, 1996)
                                                     Ended      February 28,  February 29,      Through
                                                  May 31, 2001     2001           2000       May 31, 2001
                                                  ------------  ------------  ------------  -------------
                                                   (Unaudited)                               (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net loss                                        $     (6,599) $     (4,296) $     (3,594) $     (18,669)
  Adjustments to reconcile net loss to net cash
  used in operating activities:
   Amortization                                            519           519             -          1,038
   Increase in inventory                                  (415)         (756)            -         (1,171)
   Increase in web site                                   (800)            -             -           (800)
   (Decrease) increase in accounts payable               1,051           (31)           50          2,270
   Increase (decrease) in other accrued
    liabilities                                            (45)          161             -            116
                                                  ------------  ------------  ------------  -------------
       Net cash used in operating  activities           (6,289)       (4,403)       (3,544)       (17,216)
                                                  ------------  ------------  ------------  -------------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Purchase of subsidiary, net of cash received               -        (3,971)            -         (3,971)
                                                  ------------  ------------  ------------  -------------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Increase (decrease) in due to related party                -             -           800            800
  Issuance of preferred stock                                -             -             -          5,000
  Issuance of common stock                                   -             -             -          1,090
  Capital contributed - preferred shareholder                -        30,000             -         30,000
                                                  ------------  ------------  ------------  -------------
    Net cash provided by financing activities                -        30,000           800         36,890
                                                  ------------  ------------  ------------  -------------
NET INCREASE (DECREASE) IN CASH                         (6,289)       21,626        (2,744)        15,703

CASH, at beginning of period                            21,992           366         3,110              -
                                                  ------------  ------------  ------------  -------------
CASH, at end of period                            $     15,703  $     21,992  $        366  $      15,703
                                                  ============  ============  ============  =============
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
The Company purchased all of the capital
stock of Saguaro Sky, Ltd. for $6,000.  In
conjunction with the acquisition, liabilities
were assumed as follows:

  Fair Value of assets acquired    $    2,449
  Goodwill                              4,151
  Cash paid for capital stock          (6,000)
                                   ----------
        Liabilities assumed        $      600
                                   ==========


The accompanying notes are an integral part of these statements.

                                       -8-

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Organization, Business and Basis of Presentation
------------------------------------------------

Saguaro Industries, Ltd. ("Saguaro") (formerly Sheffield Rounds, Ltd.) was incorporated in the state of Colorado on July 19, 1996, and is in the development stage. Activities through February 28, 2001 include organization of the Company and the raising of equity capital. On December 4, 2000, the Company acquired all of the outstanding common stock of Saguaro Sky, Ltd. ("Sky") for $6,000. Prior to the acquisition, Sky had minimal operations. Sky was incorporated in the state of Colorado on May 23, 2000. Sky engages in the business of sales and marketing of southwestern art jewelry and Native American Indian arts and crafts. The acquisition was accounted for under the purchase method.

The consolidated financial statements include Saguaro and its wholly-owned subsidiary, Sky, from the date of acquisition (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Inventory
---------

Inventory is valued at the lower of cost or market. Inventory consists of products purchased by the Company and held for resale.

Cash Flows
----------

For purposes of reporting cash flows, cash includes those investments which are short-term in nature (three months or less to original maturity), are readily convertible to cash, and represent insignificant risk of changes in value.

Reclassification
----------------

Certain prior year amounts have been reclassified to conform to the current year presentation.

Revenue Recognition
-------------------

The Company derives substantially all of its revenue from sales of products from inventory, and recognizes the revenue when the sale is completed. A portion of revenue consists of commissions generated from the sale of consigned items (normally 25%), and is recognized when the sale is completed. The consignments normally range from one to three months. Substantially all sales are paid for via cash, check or credit card at the time of the transaction with a 30 day return policy.




                                       -9-

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
-----------------------------------

The Company's financial instruments, including cash, accounts payable and other liabilities are carried at amounts that approximate fair value.

Net Loss Per Share of Common Stock
----------------------------------

Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the period.

Income Taxes
------------

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Goodwill
--------

Goodwill is amortized on a straight-line basis over a period of two years.

Web Site
--------

The cost of the design and creation of the Company's web site is capitalized in the accompanying balance sheet and will be amortized on a straight-line basis over one year beginning June 1, 2001.



                                      -10-

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 2- SHAREHOLDERS' EQUITY

Preferred stock
---------------

The Company has the authority to issue 5,000,000 shares of preferred stock, no par value. On February 5, 1998, the Company sold 50,000 shares of its preferred stock in connection with a private offering for proceeds of $5,000. The directors have assigned the following preferences to the issued and outstanding shares of preferred stock: i) non-voting, ii) holders of the stock as a group have a right to receive, pro rata, a mandatory dividend of 50 percent of the Company's adjusted gross profit as reflected on its annual corporate income tax return, and iii) upon dissolution or winding up of the Company, 15 percent of the assets of the Company shall be distributed on a pro rata basis to the holders of preferred stock prior to division and distribution of assets to the holders of the Company's common stock.

Common Stock
------------

The Company has the authority to issue 50,000,000 shares of common stock, no par value. On February 3, 1998, the Company sold 200,000 shares of its common stock in connection with private offerings for proceeds of $100. In April 1998 the Company offered for sale up to 4,000 units ("Units"), based on a best efforts basis to Colorado residents and non-United States citizens only. Each unit is comprised of 5,000 shares of no par value common stock. The minimum purchase was 5 Units for a total offering of $10,000. The shares of common stock contained in the Units were to be issued pursuant to an exemption from registration under
Section 3(b) and Regulation D, Rule 504, of the Securities Act of 1933, as amended, and to an exemption to registration provided by Section 11-51-308(L)(p) of the Colorado Securities Act. They sold 396 Units, or 1,980,000 shares of stock for proceeds of $990.


NOTE 3- RELATED PARTY TRANSACTIONS

The Company has accrued $1,200 for office space provided by an officer of the Company from March 1, 1998 through February 28, 1999. Since then, the Company has been dormant. The Company expects to begin accruing for rent once operations commence.


                                      -11-

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company has suffered recurring losses from operations and has accumulated a deficit of $12,070 as of February 28, 2001 that raise substantial doubt about its ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the Company attaining and maintaining profitable operations and raising additional capital. The Company's management intends to obtain working capital through additional equity offerings or through the issuance of debt instruments. The financial statements do not include any adjustments relating to the recovery and classification of liabilities that might be necessary should the Company discontinue operations.


NOTE 5 - INCOME TAXES

At February 28, 2001, the Company has an unused net operating loss carryforward of approximately $11,000 for income tax purposes, expiring through 2021. This net operating loss carryforward may result in future income tax benefits of approximately $2,200; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and certain expenses deducted for financial reporting purposes and the amounts used for income tax purposes.

The benefit for income taxes is less than the maximum statutory federal income tax rate of 34% primarily due to progressive statutory rates.

Significant components of the Company's deferred tax liabilities and assets as of February 28, 2001 and February 29, 2000 are as follows:

                                                          2001          2000
                                                       ---------    ---------
          Deferred tax liabilities                     $       -    $       -
                                                       =========    =========

          Deferred tax assets:
          Net operating loss/carryforwards             $   2,100    $   1,270
          Temporary differences                              100            -
                                                       ---------    ---------
          Total deferred tax assets                        2,200        1,270
          Valuation allowance for deferred tax assets     (2,200)      (1,270)
                                                       ---------    ----------
                                                       $       -    $        -
                                                       =========    ==========

The valuation allowance for deferred tax assets was increased by $930 and $710 during 2001 and 2000 respectively.


                                      -12-

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Concluded)

NOTE 6 - ACQUISITION

On December 4, 2000, the Company purchased all of the outstanding common stock of Sky in exchange for $6,000 cash. The excess of the purchase price over the fair value of the assets, in the amount of $4,151, has been allocated to goodwill and is being amortized on the straight-line method over 24 months. Amortization expense of $518 has been recorded against the goodwill in the accompanying consolidated financial statements for the year ended February 28, 2001. The Company has recorded the transaction as a purchase in accordance with Accounting Principles Board Opinion No. 16. The accompanying consolidated financial statements include the results of operations of Sky from the date of the acquisition, December 4, 2000 through February 28, 2001.

The following audited pro forma condensed consolidated statements of operations gives effect to the acquisition of Sky as if it had occurred at the beginning of the periods presented.


                           AUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      For the Year Ended February 28, 2001
                                                                       Pro Forma
                                    Saguaro     Sky   Adjustments  Consolidated
                                  ----------  ------  -----------  ------------
Sales.............................$      252  $  955  $         -  $      1,207
Other revenue.....................$        -  $   40  $         -  $         40
Cost of sales.....................$      221  $  578  $         -  $        799
Operating expenses................$    4,324  $  968  $     1,038  $      6,330
Loss from operations..............$   (4,293) $ (551) $    (1,038) $     (5,882)
Interest expense..................$       (3) $    -  $         -  $         (3)
Net loss..........................$   (4,296) $ (551) $    (1,038) $     (5,885)
Net loss per share -
  basic and diluted...............$        *  $ (.09) $      (.17) $          *
Basic and diluted common shares
 outstanding...................... 2,180,000   6,000       (6,000)    2,180,000

* Less than $.01 per share


The historical consolidated financial statements of Saguaro include the results of operations of Sky for the period from December 5, 2000 through February 28, 2001. The financial information of Sky presented in the pro forma statement above includes the results of operations for Sky for the period from inception (May 23, 2000) through December 4, 2000. The adjustment is for increasing amortization expense by $1,038 resulting from the goodwill as if it had been amortized since the period from inception of Sky.


                                      -13-

                                    PART III

Item 1.  Exhibit Index

No.                                                              Sequential
---                                                               Page No.
                                                                  --------
(3)  Articles of Incorporation and Bylaws

     3.1   Articles of Incorporation                                  *

     3.2   Amendment and Restatement of
           the Articles of Incorporation                              *

     3.3   Bylaws *

---------------------
* Previously filed in the initial Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on or about June 20, 2001.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to its Registration Statement to be signed on its behalf by the undersigned.

                                      SAGUARO INDUSTRIES, LTD.



                                      By: s/ Patricia L. Manning
                                         --------------------------------------
                                         Patricia L. Manning, President


Date: October 15, 2001



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